                                  Exhibit 99.1












                        WEST VIRGINIA PCS ALLIANCE, L.C.
                                FINANCIAL REPORT
                                DECEMBER 31, 2000






                ------------------------------------------------
                         INDEPENDENT AUDITOR'S REPORT                    1
                ------------------------------------------------

                              FINANCIAL STATEMENTS

                                Balance sheets                           2

                           Statements of operations                      3

                          Statements of cash flows                     4-5

                    Statements of members' equity (deficit)              6

                       Notes to financial statements                  7-10

To the Management Committee
West Virginia PCS Alliance, L.C.
Waynesboro, Virginia

We have audited the accompanying balance sheets of West Virginia PCS Alliance, L.C. as of December 31, 2000 and 1999, and the related statements of operations, members' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Alliance's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Virginia PCS Alliance, L.C. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia
February 22, 2001

                        WEST VIRGINIA PCS ALLIANCE, L.C.
                                 BALANCE SHEETS

                                                                                  December 31,
                                                                    ----------------------------------------
                                                                           2000                  1999
                                                                    -----------------      -----------------
Current Assets

   Cash and cash equivalents                                        $           9,297        $         8,120
   Accounts receivable, net of allowance of $1,884,379
     ($99,915 in 1999)                                                      2,843,532                832,763
   Other receivables                                                          693,336                175,376
   Inventories                                                              1,124,378              1,281,241
   Prepaid expenses                                                           194,489                 69,049
                                                                    -----------------        ---------------
                Total current assets                                        4,865,032              2,366,549
                                                                    -----------------        ---------------
Subordinated Capital Certificates                                                   -              2,506,255
                                                                    -----------------        ---------------

Property and Equipment
   Land and building                                                          948,060                942,988
   Network plant and equipment                                             38,734,829             33,898,373
   Furniture, fixtures and other equipment                                  2,153,569              1,330,005
   Radio spectrum licenses                                                  7,096,309              6,132,100
                                                                    -----------------        ---------------
                Total in service                                           48,932,767             42,303,466
   Under construction                                                      15,958,134              5,436,007
                                                                    -----------------        ---------------
                                                                           64,890,901             47,739,473
   Less accumulated depreciation                                            4,966,234              2,317,215
                                                                    -----------------        ---------------
                                                                           59,924,667             45,422,258
                                                                    -----------------        ---------------
Other Assets
   Radio spectrum licenses                                                  1,999,386              2,844,772
   Other                                                                       97,579                356,894
                                                                    -----------------        ---------------
                                                                            2,096,965              3,201,666
                                                                    -----------------        ---------------
                                                                    $      66,886,664        $    53,496,728
                                                                    =================        ===============

                LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities
   Accounts payable                                                 $       4,416,858        $     1,819,567
   Due to affiliates                                                                -              1,059,198
   Accrued payroll                                                            295,133                 59,797
   Advance billings                                                           534,174                 27,550
   Accrued interest                                                                 -                  5,434
   Other accrued liabilities                                                  189,134                104,530
                                                                    -----------------        ---------------
                Total current liabilities                                   5,435,299              3,076,076
Long-Term Liabilities
   Long-term debt                                                          66,422,839             51,125,102
   Deferred gain on sale and leaseback transaction                         13,678,099                      -
                                                                    -----------------        ---------------
                                                                           80,100,938             51,125,102
Commitments
Members' Deficit                                                          (18,649,573)              (704,450)
   Common membership interests                                      -----------------        ---------------
                                                                          (18,649,573)              (704,450)
                                                                    -----------------        ---------------
                                                                    $      66,886,664        $    53,496,728
                                                                    =================        ===============

                       See Notes to Financial Statements.

                        WEST VIRGINIA PCS ALLIANCE, L.C.

                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2000, 1999 and 1998


                                                                   2000                 1999                1998
                                                             -----------------   --------------------  ----------------
Operating revenues:

   Subscriber revenue                                      $       9,530,152   $          2,095,693  $          46,293
   Wholesale revenue                                               2,598,972                209,978                  -
   Equipment sales                                                 1,061,752                681,398             65,388
   Other                                                              32,269                  1,846                  -
                                                             -----------------   --------------------  ----------------
                                                                  13,223,145              2,988,915            111,681
                                                             -----------------   --------------------  ----------------

Operating expenses:
   Cost of goods sold                                              9,074,979              3,065,469            218,943
   Maintenance and support                                         6,647,243              4,129,714            610,106
   Depreciation and amortization                                   2,316,164              2,067,618            258,959
   Customer operations                                             7,534,164              4,094,039          1,308,767
   Corporate operations                                            2,130,276              1,743,683            817,984
                                                             -----------------   --------------------  ----------------
                                                                  27,702,826             15,100,523          3,214,759
                                                             -----------------   --------------------  ----------------

                Loss before other income (expense)               (14,479,681)           (12,111,608)        (3,103,078)

Other income (expense):
   Interest expense                                               (4,215,693)            (1,175,868)                 -
   Other expense                                                    (670,749)                     -                  -
                                                             -----------------   --------------------  ----------------
                                                                  (4,886,442)            (1,175,868)                 -
                                                             -----------------   --------------------  ----------------

Net Loss                                                   $     (19,366,123)  $        (13,287,476) $      (3,103,078)
                                                             =================   ====================  ================


                       See Notes to Financial Statements.

                        WEST VIRGINIA PCS ALLIANCE, L.C.
                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2000, 1999 and 1998


                                                                           2000                1999                 1998
                                                                    ----------------   ------------------   -----------------
Cash Flows From Operating Activities

   Net loss                                                         $     (19,366,123) $       (13,287,476) $       (3,103,078)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
        Depreciation                                                        3,025,517            2,059,396             254,849
        Amortization                                                            5,481                8,222               4,110
        Amortization of deferred gain on sale and
           leaseback transaction                                             (714,834)                   -                   -
        Changes in assets and liabilities:
       (Increase) decrease in:
              Accounts and other receivables                               (2,528,729)            (834,237)           (173,902)
              Inventories                                                     156,863           (1,052,091)           (229,150)
              Prepaid expenses                                               (125,440)               5,096             (74,145)
        Increase (decrease) in:
              Accounts payable                                              1,762,037              518,754             682,086
              Advance billings and customer deposits                          506,624               18,180               9,371
              Accrued interest                                                 (5,434)                 908               4,526
              Other accrued liabilities                                       319,940               85,710               2,489
                                                                      ----------------   ------------------   -----------------
            Net cash used in operating activities                         (16,964,098)         (12,477,538)         (2,622,844)
                                                                      ----------------   ------------------   -----------------
Cash Flows From Investing Activities
     Proceeds from sale of towers                                          25,671,354                    -                   -
     Decrease (increase) in deferred charges/credits                          454,800                  (95)            (10,803)
     Purchase of property and equipment                                   (27,561,224)         (26,076,196)        (13,997,039)
     Increase in radio spectrum licenses                                            -              (87,826)             (3,994)
     Decrease (increase) in patronage capital certificates                     44,000             (141,580)                  -
                                                                      ----------------   ------------------   -----------------
            Net cash used in investing activities                          (1,391,070)         (26,305,697)        (14,011,836)
                                                                      ----------------   ------------------   -----------------
Cash Flows From Financing Activities
     Equity issuance costs                                                          -                    -              (2,232)
     Capital contributions                                                  1,421,000            1,421,000                   -
     Advances from (repayments to) affiliates                              (1,059,198)          (2,433,226)          3,426,045
     Borrowings on revolving credit agreements, net                                 -                    -           1,000,000
     Repayment of long-term borrowings                                    (49,132,190)                   -                   -
     Proceeds from long-term borrowings, net                               67,126,732           39,793,327           7,825,520
                                                                      ----------------   ------------------   -----------------
            Net cash provided by financing activities                      18,356,345           38,781,101          12,249,333
                                                                      ----------------   ------------------   -----------------
            Net decrease in cash and cash equivalents                           1,177               (2,134)         (4,385,347)

Cash and cash equivalents:
     Beginning                                                                  8,120               10,254           4,395,601
                                                                      ----------------   ------------------   -----------------
     Ending                                                         $           9,297  $             8,120  $           10,254
                                                                      ================   ==================   =================

                       See Notes to Financial Statements.

                        WEST VIRGINIA PCS ALLIANCE, L.C.

                  Years Ended December 31, 2000, 1999 and 1998

                                                                           2000               1999                1998
                                                                      ---------------   ------------------  ------------------
Supplemental Schedule of Noncash Investing and Financing
   Activities
   Noncash increases in property and equipment consisting
     primarily of accrued construction costs and reallocation of
     prior year other intangible costs                             $       1,680,640  $           618,726  $        6,661,939
                                                                      ===============   ==================  ==================

   Subordinated capital certificates acquired by long-term
     borrowings                                                    $               -  $         2,094,386  $          411,869
                                                                      ===============   ==================  ==================

Supplemental Disclosures of Cash Flow Information

   Cash payments for interest                                      $       4,196,223  $         1,781,822  $          178,627
                                                                      ===============   ==================  ==================

                       See Notes to Financial Statements.

                        WEST VIRGINIA PCS ALLIANCE, L.C.

                     STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
                  Years Ended December 31, 2000, 1999 and 1998

                                                               Common
                                                             Membership
                                                             Interests
                                                        --------------------

Balance as of December 31, 1997                       $         14,290,224
   Issuance costs                                                  (25,120)
   Net loss                                                     (3,103,078)
                                                        --------------------

Balance as of December 31, 1998                                 11,162,026
   Capital contributions                                         1,421,000
   Net loss                                                    (13,287,476)
                                                        --------------------

Balance as of December 31, 1999                                   (704,450)
   Capital contributions                                         1,421,000
   Net loss                                                    (19,366,123)
                                                        --------------------

                                                        ====================
Balance as of December 31, 2000                       $        (18,649,573)
                                                        ====================


                       See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

The West Virginia PCS Alliance, L.C. ("Alliance") was organized in 1997 pursuant to the provisions of the Virginia Limited Liability Company Act. The Alliance was formed to fund, establish and operate a business to design, construct, own, operate and maintain a personal communications system to provide personal communications services ("PCS") in West Virginia. Operations commenced during September 1998, prior to which the Alliance was in the development stage. Its major activities through September 1998 were limited to acquiring PCS radio spectrum licenses, designing and constructing a personal communications system and obtaining equity capital. The Alliance completed its first full year of operations in 1999.

NTELOS Inc. ("NTELOS") is responsible for managing and operating the Alliance pursuant to the terms and conditions of the service agreement and within the framework of the approved operating and capital business plan. NTELOS holds a 45% common member interest in the Alliance.

The following is a summary of the Alliance's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with
--------------------
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash  equivalents:  The  Alliance  considers  all  highly  liquid  cash
--------------------------
investments with a purchased maturity of three months or less to be cash equivalents. At times such investments may be in excess of federally-insured amounts.

Inventories: Inventories include PCS telephone equipment held for resale that
------------
are stated at the lower of average cost or market.

Property and Equipment: Property and equipment is stated at cost and depreciated
----------------------
using the straight-line method over the estimated useful lives. Buildings are depreciated over a 50 year life. Network plant and equipment are depreciated over various lives from 5 to 17 years, with an average life of approximately 10 years for the category. Furniture, fixtures and other equipment are depreciated over various lives from 3 to 24 years. Radio spectrum licenses, which are for areas where the licenses are being used in operations, are amortized over a life of 40 years. The Alliance has other radio spectrum licenses that are included in other assets until such licenses are placed in service. Assets under construction primarily represent costs incurred for the construction of cell sites, including allocated overhead costs.

Revenue recognition: The Alliance earns revenue by providing access to and usage
-------------------
of its personal communications network. Local service and airtime revenues are recognized as services are provided. Other revenues for equipment sales are recognized at the point of sale. Handset equipment is sold below cost. Prices are based on the service contract period. The Alliance recognizes the entire cost of the handsets at the point of sale, rather than deferring such costs over the service contract.

NOTES TO FINANCIAL STATEMENTS

Fair value of financial  instruments:  The fair value of  financial  instruments
------------------------------------
recorded on the balance sheets is not significantly different than the carrying amounts.

Income taxes: The Alliance is treated as a partnership for income tax purposes.
------------
The Internal Revenue Code and applicable state statutes provide that income and expenses of a partnership are not separately taxable, but rather accrue directly to the members as provided by agreement. Accordingly, no provision for federal or state income taxes has been made in the financial statements.

Financial  statement  classifications:  Certain  amounts  on the  1999  and 1998
-------------------------------------
financial statements have been reclassified, with no effect on net loss or members' equity, to conform with classifications adopted in 2000.

Note 2. Long-Term Debt and Subordinated Capital Certificates

Long-term debt consists of the following as of December 31:
                                          2000                 1999
                                     ---------------      ----------------
Due to Affiliate - NTELOS         $     66,422,839     $                -
Vendor supported loan - RTFC                     -             50,125,102
Line of credit - RTFC                            -              1,000,000
                                     ---------------      ----------------
                                  $     66,422,839     $       51,125,102
                                     ===============      ================

In July 2000, the Alliance entered into a $104 million Note Agreement with NTELOS that is secured by substantially all assets of the Alliance. Initial borrowings of $49.1 million were used to payoff the Alliance's indebtedness to the Rural Telephone Finance Cooperative (RTFC). The payoff included a prepayment fee of $.3 million. The Alliance's debt obligation to NTELOS matures in 2008, has no scheduled maturity payments over the next five years and bears interest at a rate equal to NTELOS' borrowing rate under its Senior Credit Facility (3% to 4% above the Eurodollar rate or 2.5% to 3% above the federal funds rate, or 12.3% at December 2000).

In July 2000, the Alliance paid off its vendor supported loan and line of credit with proceeds of the note with NTELOS mentioned above.

The Rural Telephone Finance Cooperative (RTFC) allocates a large percentage of its annual margins to its patrons. A majority portion of the allocation is returned to the borrowers in cash. The remainder is issued to borrowers in the form of patronage capital certificates, which are retired in cash on an RTFC board approved cycle. In 2000, the Alliance recorded a receivable in the amount of $243,800 for the 2000 cash distribution that is reflected in Other Receivables on the Alliance's balance sheet. The net present value of the total patronage capital certificates was $97,600 at December 31, 2000 and is a Non-current Asset.

Note 3.  Dispositions

In 2000, the Alliance sold 85 towers for $25.9 million to Crown Castle International Corp (Crown). In connection with this transaction, the Alliance has certain future lease back and other commitments (Note 5). Accordingly, the gain on these sales has been deferred for book purposes and is being amortized over the expected 10 year life of the leaseback agreement.

NOTES TO FINANCIAL STATEMENTS

Note 4. Capital Structure

The Alliance's authorized capitalization consists of one class of membership interest, which consists of 1,242,002 units issued for a total of $14,316,000 before $50,900 of related issuance costs. This issuance is defined as the initial "Capital Contribution". Members have made additional contributions of $2,842,000. Total contributed capital of $17,107,100, less cumulative net losses from operations of $35,756,700 comprise members' equity at December 31,2000 of $18,649,600.

Additional future cash contributions may be required from the members on the same terms and conditions of their initial Capital Contribution. If any member fails to make the additional contributions, their existing capital account balance may be redeemed at 25% of the then outstanding balance and amounts forfeited would be allocated among the remaining common members.

Pursuant to the terms of the RTFC debt facility, the members entered into equity subscription agreements that obligate them to contribute additional equity of $5.7 million in the aggregate. Such additional equity contributions are to be made in four annual installments of $1.4 million ending in 2002 for the purchase of common Membership units at fair market value.

In January 2001, the members contributed $1.4 million to the Alliance, purchasing 78,944.4 Common Membership units.

Note 5.  Commitments

The Alliance leases property for cell site locations and retail stores. Leases for cell site locations vary in term from five to ten years. Leases for retail store locations vary in term from three to eight years. Certain cell site location leases have been prepaid and are being amortized on a straight-line basis over the total lease term. The annual lease expense for the years ended December 31, 2000, 1999 and 1998 was approximately $1,590,000, $768,800 and
$180,000, respectively. The total amount committed under these lease agreements is $2,681,900 in 2001, $2,559,800 in 2002, $2,469,400 in 2003, $2,297,600 in
2004, $635,100 in 2005 and $142,800 for the years thereafter.

Note 6. Related Party Transactions.

All transactions of the Alliance are administered by NTELOS. In accordance with the service contract, NTELOS provided engineering, construction and other services to the Alliance in the amount of $2,262,600 in 2000, $1,385,800 in 1999 and $933,600 in 1998. Of the total charges, $2,000,600, $1,273,700 and $380,700 were expensed in 2000, 1999 and 1998, respectively. The remaining amounts of $262,000, $112,100 and $552,900 were capitalized in 2000, 1999 and 1998, respectively. NTELOS also provided certain corporate services for the Alliance in the amount of $1,762,800 in 2000, $1,168,000 in 1999 and $553,200 in 1998.
All of the 2000 and 1999 charges were expensed. Of the total 1998 charges, $436,000 was expensed and $117,200 was capitalized during the construction and start up period. Corporate services include executive, finance, accounting, human resources, information management and marketing services. Such services are charged to the Alliance at cost.

In addition, NTELOS advances funds to the Alliance to cover expenditures incurred. The net advances are included in long term debt in 2000 and in due to affiliates in 1999 on the accompanying balance sheets. Interest on outstanding advances totaled $3,278,100 in 2000 and $194,000 in 1999.

NOTES TO FINANCIAL STATEMENTS

Switch access and switching equipment and services totaling $979,600 in 2000, $972,800 in 1999 and $1,115,000 in 1998 were provided at cost by the Virginia PCS Alliance, L.C. (an entity related by common ownership and management). All 2000 and 1999 charges were expensed. Of the total 1998 charges, $375,900 was expensed and $739,100 was capitalized.